Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2007	For the Twelve Months Ended December 31, 2006	For the Nine Months Ended September 30, 2006
Earnings
Net Income for Common	$659	$686	$517
Preferred Stock Dividend	9	11	8
Income Tax	304	349	273
Pre-Tax Income from Continuing Operations	$972	$1,046	$798
Add: Fixed Charges*	364	472	352
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,336	$1,518	$1,150
* Fixed Charges
Interest on Long-term Debt	$304	$370	$273
Amortization of Debt Discount, Premium and Expense	13	16	12
Other Interest	32	65	56
Interest Component of Rentals	15	21	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$364	$472	$352
Ratio of Earnings to Fixed Charges	3.7	3.2	3.3